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EXHIBIT 99.3

MD&A

Management's Discussion and Analysis ("MD&A")

The following discussion and analysis of financial results is dated February 19, 2015 and is to be read in conjunction with the audited consolidated financial statements (the "Financial Statements") of Enerplus Corporation ("Enerplus" or the "Company"), as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012.

The following MD&A contains forward-looking information and statements. We refer you to the end of the MD&A under "Forward-Looking Information and Statements" for further information. The following MD&A also contains financial measures that do not have a standardized meaning as prescribed by accounting principles generally accepted in the United States of America ("U.S. GAAP"). See "Non-GAAP Measures" below for further information.

BASIS OF PRESENTATION

The Financial Statements and notes have been prepared in accordance with U.S. GAAP including the prior period comparatives. All amounts are stated in Canadian dollars unless otherwise specified and all note references relate to the notes included with the Financial Statements.

Where applicable, natural gas has been converted to barrels of oil equivalent ("BOE") based on 6 Mcf:1 BOE and oil and natural gas liquids ("NGL") have been converted to thousand cubic feet of gas equivalent ("Mcfe") based on 0.167 bbl:1 Mcfe. The BOE and Mcfe rates are based on an energy equivalent conversion method primarily applicable at the burner tip and do not represent a value equivalent at the wellhead. Given that the value ratio based on the current price of natural gas as compared to crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Use of BOE and Mcfe in isolation may be misleading. All production volumes are presented on a company interest basis, being the Company's working interest share before deduction of any royalties paid to others, plus the Company's royalty interests unless otherwise stated. Company interest is not a term defined in Canadian National Instrument 51-101- Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and may not be comparable to information produced by other entities.

In accordance with U.S. GAAP, oil and natural gas sales are presented net of royalties in the Financial Statements. Under International Financial Reporting Standards, industry standard is to present oil and natural gas sales before deduction of royalties and as such this MD&A presents production, oil and natural gas sales, and BOE measures on this basis to remain comparable with our peers.

The following table provides a reconciliation of our production volumes.

	Years ended December 31,
Average Daily Production Volumes	2014	2013	2012

Company interest production volumes
Crude oil (bbls/day)	40,208	38,250	36,509
Natural gas liquids (bbls/day)	3,565	3,472	3,627
Natural gas (Mcf/day)	356,142	288,423	251,773

Company interest production volumes (BOE/day)	103,130	89,793	82,098

Royalty volumes
Crude oil (bbls/day)	7,731	6,938	6,315
Natural gas liquids (bbls/day)	775	802	837
Natural gas (Mcf/day)	55,114	42,192	30,294

Royalty volumes (BOE/day)	17,692	14,772	12,201

Net production volumes
Crude oil (bbls/day)	32,477	31,312	30,194
Natural gas liquids (bbls/day)	2,790	2,670	2,790
Natural gas (Mcf/day)	301,028	246,231	221,479

Net production volumes (BOE/day)	85,438	75,021	69,897

ENERPLUS 2014 FINANCIAL SUMMARY      5

NON-GAAP MEASURES

The Company utilizes the following terms for measurement within the MD&A that do not have a standardized meaning or definition as prescribed by U.S. GAAP and therefore may not be comparable with the calculation of similar measures by other entities:

"Netback" is used by Enerplus and is useful to investors and securities analysts in evaluating operating performance of our crude oil and natural gas assets. The term netback is calculated as oil and natural gas sales less royalties, production taxes, transportation and cash operating costs.

Calculation of Netback	Years ended December 31,
($ millions)	2014	2013	2012

Oil and natural gas sales	$1,849.3	$1,616.8	$1,365.5
Less:
Royalties	(323.1)	(264.3)	(212.2)
Production taxes	(81.5)	(70.4)	(56.6)
Transportation	(57.2)	(39.9)	(26.6)
Cash operating costs(1)	(391.3)	(344.2)	(315.8)

Netback before hedging	996.2	$898.0	754.3
Cash gains	3.5	26.6	18.4

Netback after hedging	$999.7	$924.6	$772.7

(1)
Operating costs adjusted to exclude non-cash losses on fixed price electricity swaps of $1.3 million in 2014, non-cash gains of $0.8 million in 2013 and non-cash losses of $3.2 million in 2012.

"Funds Flow" is used by Enerplus and is useful to investors and securities analysts in analyzing operating performance, leverage and liquidity. Funds flow is calculated as net cash provided by operating activities before asset retirement obligation expenditures and changes in non-cash operating working capital.

Reconciliation of Cash Flow From Operating Activities to Funds Flow	Years ended December 31,
($ millions)	2014	2013	2012

Cash flow from operating activities	$787.2	$766.5	$535.7
Asset retirement obligation expenditures	19.4	16.6	19.9
Changes in non-cash operating working capital	52.4	(28.9)	88.9

Funds flow	$859.0	$754.2	$644.5

"Debt to Funds Flow Ratio" is used by Enerplus and is useful to investors and securities analysts in analyzing leverage and liquidity. The debt to funds flow ratio is calculated as total debt net of cash, divided by a trailing 12 months of funds flow.

"Adjusted payout ratio" is used by Enerplus and is useful to investors and securities analysts in analyzing operating performance, leverage and liquidity. We calculate our adjusted payout ratio as cash dividends plus capital and office expenditures divided by funds flow.

Calculation of Adjusted Payout Ratio	Years ended December 31,
($ millions)	2014	2013	2012

Cash dividends(1)	$199.3	$170.7	$258.7
Capital and office expenditures	818.0	687.9	865.3

	$1,017.3	$858.6	$1,124.0
Funds flow	$859.0	$754.2	$644.5

Adjusted payout ratio (%)	118%	114%	174%

(1)
Cash dividends exclude Stock Dividend Plan proceeds in 2014 and 2013 and former Dividend Reinvestment Plan proceeds in 2012.

In addition, the Company uses certain financial measures within the "Liquidity and Capital Resources" section of this MD&A that do not have a standardized meaning or definition as prescribed by U.S. GAAP and, therefore, may not be comparable with the calculation of similar measures by other entities. Such measures include "Senior Debt to EBITDA", "Total Debt to EBITDA", "Total Debt to Capitalization", "maximum debt to

6      ENERPLUS 2014 FINANCIAL SUMMARY

consolidated present value of total proven reserves" and "EBITDA to Interest" and are used to determine the Company's compliance with financial covenants under its bank credit facility and outstanding senior notes. Calculation of such terms is described under the "Liquidity and Capital Resources" section of this MD&A.

2014 FOURTH QUARTER OVERVIEW

Production levels averaged 105,591 BOE/day in the fourth quarter, up from 104,035 BOE/day in the third quarter. We continued to curtail production on our Marcellus properties in response to low realized prices in the Northeast Pennsylvania region. The curtailments represent additional production capacity of wells that have been drilled, completed, tied-in and brought on production previously, but are being temporarily restrained. For the fourth quarter, production curtailments averaged 6,000 – 7,000 BOE/day compared to 3,000 – 4,000 BOE/day in the third quarter of 2014. Despite these curtailments, natural gas production remained relatively constant, decreasing by only 1% compared to the third quarter. Oil and liquids production was strong, increasing by 6% or approximately 2,500 BOE/day in the quarter.

Funds flow for the quarter was $212.5 million, consistent with the prior quarter and an increase of 18% over the same period in 2013. Despite the growth in production, the sharp decline in commodity prices led to a decrease in oil and natural gas revenue compared to the third quarter which was partially offset by cash gains on commodity hedges.

SUMMARY FOURTH QUARTER INFORMATION

In comparing the fourth quarter of 2014 with the same period in 2013:

•
Average daily production was 105,591 BOE/day compared to 94,167 BOE/day in 2013. Production growth was primarily due to higher volumes from our Marcellus natural gas properties and our Fort Berthold crude oil properties, which had year-over-year production increases of approximately 51% and 38%, respectively. This growth was achieved despite the fourth quarter price related curtailments in the Marcellus of 6,000 – 7,000 BOE/day and the divestment of non-core Canadian natural gas properties.
•
Capital spending decreased to $181.0 million compared to $223.0 million in 2013 as spending slowed in response to the significant decline in crude oil prices during the fourth quarter. Investment was focused in our core areas, with spending of $26.5 million in the Marcellus, $89.8 million in Fort Berthold and $47.5 million on our Canadian crude oil waterflood properties.
•
Net income increased to $151.7 million from $29.6 million due primarily to non-cash mark-to-market gains on our commodity derivatives of $174.0 million compared to non-cash losses of $6.3 million during the same period in 2013.
•
Funds flow totaled $212.5 million, an increase of $31.8 million or 18% over the same period in 2013. Oil and natural gas revenue was similar to 2013, with the increase in production levels offsetting an overall decline in commodity prices.
•
We realized cash hedging gains of $45.8 million in the quarter on our commodity derivatives, compared to $16.5 million in the fourth quarter of 2013.
•
Cash general and administrative ("G&A") expenses were $2.62/BOE compared to $2.28/BOE in 2013 mainly due to one-time compensation charges in the fourth quarter of 2014.
•
Cash share based compensation expense decreased to a recovery of $1.40/BOE compared to an expense of $1.06/BOE in 2013 due to the decrease in our share price during the fourth quarter of 2014.
•
In early November, we closed the sale of non-core Canadian natural gas properties with production of approximately 1,200 BOE/day for proceeds of $20.9 million after closing adjustments. In the fourth quarter of 2013, we sold the first half of our undeveloped Montney acreage and additional non-core Canadian oil properties for aggregate proceeds of $168.0 million.
•
There was no acquisition activity during the fourth quarter of 2014. During the same period in 2013, property and land acquisitions totaled $173.4 million, including the purchase additional working interest in our core Marcellus properties for $157.9 million, representing approximately 42 MMcf/day of production.

ENERPLUS 2014 FINANCIAL SUMMARY      7

SELECTED FOURTH QUARTER CANADIAN AND U.S. FINANCIAL RESULTS

	Three months ended December 31, 2014			Three months ended December 31, 2013
(millions, except per unit amounts)	Canada	U.S.	Total	Canada	U.S.	Total

Average Daily Production Volumes(1)
Crude oil (bbls/day)	16,073	26,745	42,818	16,703	21,028	37,731
Natural gas liquids (bbls/day)	2,315	1,172	3,487	2,858	955	3,813
Natural gas (Mcf/day)	140,910	214,799	355,709	165,114	150,625	315,739
Total average daily production (BOE/day)	41,873	63,718	105,591	47,080	47,087	94,167
Pricing(2)
Crude oil (per bbl)	$67.15	$67.12	$67.13	$70.05	$83.89	$77.77
Natural gas liquids (per bbl)	48.67	23.94	40.36	52.39	59.87	54.26
Natural gas (per Mcf)	3.54	2.84	3.12	3.12	3.41	3.26
Capital Expenditures
Capital spending	$65.1	$115.9	$181.0	$102.1	$120.9	$223.0
Acquisitions	–	1.3	1.3	0.4	173.0	173.4
Dispositions	(17.9)	–	(17.9)	(168.7)	0.7	(168.0)
Netback Before Hedging
Oil and natural gas sales	$162.6	$230.9	$393.5	$175.5	$221.5	$397.0
Royalties	(22.5)	(45.8)	(68.3)	(23.7)	(40.9)	(64.6)
Cash operating expense	(63.8)	(40.6)	(104.4)	(66.2)	(24.4)	(90.6)
Production taxes	(2.8)	(17.6)	(20.4)	(2.3)	(15.6)	(17.9)
Transportation expense	(6.7)	(9.6)	(16.3)	(6.8)	(10.9)	(17.7)

Netback before hedging	$66.8	$117.3	$184.1	$76.5	$129.7	$206.2

Other Expenses
Commodity derivative instruments gain	$(219.8)	$–	$(219.8)	$(10.2)	$–	$(10.2)
G&A expense(3)	17.2	7.6	24.8	23.0	6.3	29.3
Current income tax expense/(recovery)	–	(6.4)	(6.4)	(0.4)	0.3	(0.1)

(1)
Company interest volumes.
(2)
Net of transportation costs, but before royalties and the effects of commodity derivative instruments.
(3)
G&A expense above includes share based compensation.

2015 OUTLOOK

In response to the decline in commodity prices we have reduced our capital spending and dividend to protect our balance sheet. We plan to defer capital spending across all of our core areas in 2015, preserving our opportunities until we see meaningful cost reductions or an improvement in commodity prices. We are now forecasting capital spending of $480 million, a decrease of approximately 40% from our spending levels in 2014. We have also announced a 44% reduction in our monthly dividend to $0.05 per share, effective for our April 2015 dividend payment. We believe the reductions in capital spending and dividends are prudent in the current commodity price environment, and will help to preserve our financial flexibility in both the near and long-term.

Subsequent to year end, we entered into two agreements to sell non-core assets with production of approximately 1,900 BOE/day for proceeds of $182.0 million, consisting primarily of our Pembina waterflood properties. Despite the low decline nature of these properties, high operating costs and limited future upside potential impacted our ability to direct capital given better opportunities within our portfolio. We expect to use the divestment proceeds to pay down our bank debt, which will further improve our liquidity in 2015.

Our commodity hedging program will also help to protect our funds flow and balance sheet in 2015. We have approximately 52% of our forecasted net crude oil production after royalties hedged at just under US$92/bbl for the first half of the year, and approximately 26% hedged for the second half of the year at just under US$94/bbl. In relation to these crude oil swaps, we have sold puts that effectively convert a portion of these swaps (approximately 13% of our forecasted net crude oil production) to WTI monthly index plus US$30.30/bbl if actual WTI monthly average prices settle below US$62.23/bbl. We also have approximately 40% of forecasted natural gas production after royalties protected at an average floor price of US$4.14/Mcf in 2015.

8      ENERPLUS 2014 FINANCIAL SUMMARY

We expect production curtailments at our Marcellus properties will persist into 2015, averaging approximately 6,000 – 7,000 BOE/day for the year, as we look to preserve natural gas volumes in the low commodity price environment. As a result of these curtailments and non-core asset dispositions we are expecting average production for 2015 of 93,000 – 100,000 BOE/day, a decrease of approximately 6% from 2014, using the mid-point of guidance. Without the impact of curtailments and divestments, we would expect 2015 production levels to be consistent with 2014.

We expect operating expenses to increase slightly to $11.10/BOE in 2015 as a result of the forecasted production curtailments on our lower operating cost Marcellus properties, along with the impact of the weakening Canadian dollar on our U.S. operating costs. Our cash G&A expenses on a per BOE basis are also expected to increase slightly to $2.40/BOE due to the impact of lower production volumes.

Our balance sheet remained stable at December 31, 2014, with a debt to funds flow ratio of 1.3x and less than 10% drawn on our $1 billion credit facility. At December 31, 2014 our Senior Debt to Earnings before Interest, Taxes, Depreciation, Amortization and other non-cash charges ("EBITDA") was 1.3x, significantly lower than our most restrictive debt covenant which limits this ratio to 3.5x for a period of up to six months, reverting to 3.0x thereafter.

2014 OVERVIEW

Summary of Guidance and Results	Original 2014 Guidance	Revised 2014 Guidance		2014 Results	2015 Guidance

Average annual production (BOE/day)	96,000 – 100,000	102,000 – 104,000		103,130	93,000 – 100,000
Production mix (% crude oil and liquids)	48%	43%	(1)	42%	42% – 44%
Capital spending (CDN$ millions)	$760	$830		$811	$480
Royalties, including state fees (% of gross sale, net of transportation)	23.5%	23%		23%	21%
Operating costs (per/BOE)	$10.25	$10.25		$10.43	$11.10
G&A Expenses – cash (per/BOE)	$2.45	$2.30		$2.22	$2.40
U.S. cash taxes (% of U.S. funds flow)	3 – 5%	2%		1%	< 1%

(1)
Crude oil and liquids guidance revised to 44,000 BOE/day. Percentage above has been calculated using 103,000 BOE/day, the midpoint of the revised average annual production guidance.

We delivered annual production growth of 15% in 2014 with annual average production of 103,130 BOE/day, meeting our annual average guidance of 102,000 – 104,000 BOE/day despite Marcellus production curtailments and the sale of 3,500 BOE/day of non-core assets. Our crude oil and liquids production averaged approximately 43,800 BOE/day, in line with our target of 44,000 BOE/day. The continued growth in the Marcellus resulted in natural gas production increasing 23% over last year.

Capital spending totaled $811.0 million, lower than our target of $830.0 million, as we slowed spending in the fourth quarter in response to the rapid decrease in commodity prices. G&A expenses were $2.22/BOE, beating our guidance of $2.30/BOE, and cash share based compensation expenses came in significantly under guidance due to a decline in our share price during the fourth quarter. Operating costs of $10.43/BOE were slightly higher than our guidance of $10.25/BOE due to higher than expected production curtailments on our Marcellus properties that averaged 5,000 BOE/day in the second half of 2014.

Net income increased to $299.1 million from $48.0 million in 2013 as a result of an increase in oil and natural gas sales and commodity hedging gains. Funds flow increased by 14% year over year to $859.0 million, mainly due to higher production levels and improved average prices during the year.

RESULTS OF OPERATIONS

Production

Average Daily Production Volumes	2014	2013	2012

Crude oil (bbls/day)	40,208	38,250	36,509
Natural gas liquids (bbls/day)	3,565	3,472	3,627
Natural gas (Mcf/day)	356,142	288,423	251,773

Total daily sales (BOE/day)	103,130	89,793	82,098

ENERPLUS 2014 FINANCIAL SUMMARY      9

2014 versus 2013

Production for 2014 increased 15% over 2013 and met our guidance range of 102,000 – 104,000 BOE/day, averaging 103,130 BOE/day. This was achieved despite curtailments in the Marcellus during the second half of 2014 and the sale of 3,500 BOE/d of non-core assets.

Our crude oil production increased 5% from the prior year due to growth in our Fort Berthold crude oil volumes. Our natural gas production increased 23% to 356,142 Mcf/day due to our development program in the Marcellus along with the fourth quarter 2013 acquisition of additional working interests in our Marcellus properties. Our production volumes in the Marcellus nearly doubled in 2014, averaging approximately 188,000 Mcf/day from 95,000 Mcf/day in 2013. This increase was despite the impact of production curtailments due to low realized prices in Northeast Pennsylvania that averaged 30,000 Mcf/day or 5,000 BOE/day during the second half of 2014. We expect these curtailments to continue in 2015 as long as realized prices remain low.

Our production mix for 2014 was 42% crude oil and natural gas liquids and 58% natural gas, compared to 46% and 54%, respectively, in 2013.

2013 versus 2012

Production for 2013 averaged 89,793 BOE/day, representing an increase of over 9% from 2012. Our crude oil production increased 5% with production from our Fort Berthold properties growing by approximately 4,700 BOE/day during the year. Our natural gas production increased 15% primarily due to growth in the Marcellus where we more than doubled our production volumes from the prior year. Somewhat offsetting the production growth were 2,700 BOE/day of non-core asset divestments throughout 2013 as well as production declines in our Canadian conventional natural gas properties due to limited capital investment.

2015 Guidance

We expect annual average production for 2015 of 93,000 – 100,000 BOE/day. This guidance includes the impact of our early 2015 asset dispositions with production of approximately 1,900 BOE/day and assumes curtailments of approximately 6,000 – 7,000 BOE/day of our Marcellus natural gas production for the full year, consistent with curtailment levels in the fourth quarter of 2014. Without the impact of curtailments and divestments, 2015 production would have been essentially flat despite a reduction in capital spending of approximately 40% and a full year impact of 2014 divestments.

Pricing

The prices received for our crude oil and natural gas production directly impact our earnings, funds flow and financial condition. The following tables summarize our average selling prices, benchmark prices and differentials.

Pricing (average for the period)	2014	2013	2012

Benchmarks
WTI crude oil (US$/bbl)	$93.00	$97.97	$94.21
AECO natural gas – monthly index (CDN$/Mcf)	4.42	3.16	2.40
AECO natural gas – daily index (CDN$/Mcf)	4.51	3.17	2.39
NYMEX natural gas – last day (US$/Mcf)	4.41	3.65	2.79
USD/CDN exchange rate	1.10	1.03	1.00
Enerplus selling price(1)
Crude oil (CDN$/ bbl)	$84.53	$83.99	$78.19
Natural gas liquids (CDN$/ bbl)	49.89	52.25	53.01
Natural gas (CDN$/ Mcf)	3.81	3.26	2.39

Average differentials
MSW Edmonton – WTI (US$/bbl)	$(7.17)	$(7.57)	$(7.79)
WCS Hardisty – WTI (US$/bbl)	(19.40)	(25.20)	(21.03)
Brent Futures (ICE) – WTI (US$/bbl)	6.51	10.77	17.45
AECO monthly – NYMEX (US$/Mcf)	(0.41)	(0.58)	(0.39)
Enerplus realized differentials(1)
Canada crude oil – WTI (US$/bbl)	$(18.56)	$(22.57)	$(18.96)
Canada natural gas – NYMEX (US$/Mcf)	(0.60)	(0.73)	(0.62)
Bakken crude oil – WTI (US$/bbl)	(14.79)	(11.09)	(11.99)
Marcellus natural gas – NYMEX (US$/Mcf)	(1.45)	(0.33)	0.04

(1)
Net of oil and gas transportation costs, but before the effects of royalties and commodity derivative instruments.

10      ENERPLUS 2014 FINANCIAL SUMMARY

CRUDE OIL AND NATURAL GAS LIQUIDS

WTI prices averaged US$93.00/bbl for 2014. Daily WTI prices peaked at US$107.26/bbl in June as regional conflict in Iraq increased concern over supply disruptions. Over the second half of the year, we saw continued growth in non-OPEC crude production and weaker crude oil demand from deteriorating economic conditions in Europe and China, which created significant inventory builds and an imbalance between supply and demand worldwide. The market looked to OPEC to reduce its production quota in November to help restore this balance, however, OPEC decided to maintain its production levels to defend market share. Without OPEC production cuts, WTI prices reached a daily low of US$53.27/bbl as we exited the year and continued to fall to a daily low of US$44.45/bbl in late January 2015 as U.S. crude oil storage levels increased to approximately 85% of capacity.

Heavy crude differentials in Canada improved significantly in 2014, averaging US$19.40/bbl below WTI, US$5.80/bbl narrower than in 2013. This improvement was due to increased pipeline and rail capacity made available to transport heavy crude oil out of Canada into the U.S. Midwest and Gulf Coast. Light oil differentials in Canada were largely unchanged in 2014, averaging US$7.17/bbl below WTI for the year. Our realized crude oil differential in the Bakken was US$14.79/bbl below WTI, wider than 2013 due to increasing supplies of light sweet crude oil in the U.S. and wider differentials for crude oil delivered by rail in the U.S.

The average price received for our crude oil (net of transportation costs) was $84.53/bbl for 2014, a 1% increase over 2013. In comparison, the WTI benchmark fell by 5% over the same period. The difference between our realized price and changes in WTI prices was primarily due to the impact of a weaker Canadian dollar throughout 2014.

In 2015 we expect our U.S. Bakken production will receive an average discount of US$12.50/bbl to WTI including field transportation costs. In Canada, we expect the Mixed Sweet Blend ("MSW") will trade at US$5.00/bbl discount and Western Canadian Select ("WCS") will trade at a US$16.00/bbl discount to WTI during 2015.

MONTHLY CRUDE OIL PRICES

NATURAL GAS

Both AECO and NYMEX natural gas prices strengthened significantly during 2014. AECO monthly index prices increased by 40% over 2013 to average $4.42/Mcf and NYMEX last day prices increased by 21% to average US$4.41/Mcf during the year. A very cold winter depleted natural gas storage levels to record lows in key demand centres in the U.S., driving gas prices higher with monthly NYMEX prices reaching a peak of US$5.56/Mcf in February. However, record dry gas production in the U.S. and cooler than normal summer weather that reduced natural gas power generation demand caused NYMEX natural gas prices to weaken over the remainder of the year. Continued production growth and a warmer than average winter resulted in weakness in NYMEX natural gas prices, which reached a low daily settlement of US$2.69/Mcf at the end of January 2015.

The basis differential between AECO monthly index and NYMEX gas averaged US$0.41/Mcf below NYMEX, compared to US$0.58/Mcf below NYMEX in 2013. This improvement was due to the severe depletion of natural gas storage levels in Western Canada through the winter followed by slower than expected injections of gas back into storage that were needed to sufficiently replenish inventories by the end of October.

ENERPLUS 2014 FINANCIAL SUMMARY      11

Realized natural gas prices in the Marcellus continued to weaken throughout the year as production growth outpaced the increase in pipeline capacity. Monthly prices on both the Transco Leidy and Tennessee Gas Pipeline 300 Leg averaged US$1.80/Mcf and $2.05/Mcf below NYMEX in 2014 and prices at Dominion South Point averaged $1.14/Mcf below NYMEX. Our realized price differential in the Marcellus averaged US$1.45/Mcf below NYMEX versus a discount of US$0.33/Mcf in 2013. We expect our realized Marcellus differential will average approximately US$1.25/Mcf below NYMEX in 2015. We expect this differential will narrow as infrastructure gets built in key producing regions.

Overall, we sold our natural gas for an average price of $3.81/Mcf (net of transportation costs) in 2014 which represented a 17% increase from 2013. The increase in our realized price was in line with the year-over-year increases in both AECO and NYMEX prices, but was offset by significantly wider discounts in the Marcellus.

MONTHLY NATURAL GAS PRICES

FOREIGN EXCHANGE

The Canadian dollar weakened by approximately 9% against the U.S. dollar during 2014, with the USD/CDN exchange rate opening the year at 1.06 and closing the year at 1.16. The drop in the Canadian dollar was due to weakening economic conditions in Canada versus a strengthening economy in the U.S. The precipitous decline in crude oil prices accelerated the decline in the Canadian dollar in the fourth quarter. Downward pressure continued in 2015 with the USD/CDN exchange rate increasing to highs of 1.28 in January. The majority of our oil and natural gas sales are based on U.S. dollar denominated indices, and a weaker Canadian dollar relative to the U.S. dollar increases the amount of our realized sales. Because we report in Canadian dollars, the weaker Canadian dollar also increases our U.S. dollar denominated operating costs, capital spending and the cost of our U.S. dollar denominated senior notes.

Price Risk Management

We have a price risk management program that considers our overall financial position, the economics of our capital program and potential acquisitions. Since our 2014 third quarter report we added additional floor protection on our natural gas production primarily in the second half of 2015, as we could see gas prices decline further if there is a risk of storage becoming full prior to the winter withdrawal season in October 2015. We added floor protection on an average of 10,000 Mcf/day for April to June 2015 and 45,000 Mcf/day for July to December 2015 at an average NYMEX price of $3.81/Mcf. Although we have significant crude oil hedges in place, we recently swapped an additional 2,000 bbls/day of crude oil for the months of March and April 2015 at a WTI price of US$52.17/bbl to protect against continued rising crude oil inventories in the short term which may drive WTI prices lower.

As of February 5, 2015 we have swapped 16,174 bbls/day of our crude oil production for the first half of 2015 at an average WTI price of US$91.86/bbl, which represents approximately 52% of our 2015 forecasted net oil production after royalties. For the second half of 2015 we have swapped 8,000 bbls/d at an average WTI price of US$93.86/bbl, which represents 26% of our 2015 forecasted net oil production after royalties. In relation to these swaps, we have purchased call options to participate in price upside above US$93.00/bbl on 4,000 bbls/day, and sold put options at an average strike price of US$62.23/bbl, offsetting the call premium. If actual monthly WTI prices fall below US$62.23/bbl for individual months during 2015, our swaps on approximately 13% of our forecasted net crude oil production are effectively converted to WTI monthly index plus US$30.30/bbl, using a weighted average swap price for the year of $92.53/bbl. Additionally, we have entered into WCS

12      ENERPLUS 2014 FINANCIAL SUMMARY

differential swap positions to manage some of our exposure to Canadian crude oil differentials. Overall, we expect our crude related hedge contracts to protect a significant portion of our funds flow during 2015.

As of February 5, 2015 we have downside protection on approximately 102,500 Mcf/day of our natural gas production for 2015 consisting of a combination of NYMEX swaps and collars with an average overall floor price of US$4.14/Mcf. This represents approximately 40% of our forecasted natural gas production after royalties. In relation to the swaps we have purchased a call spread on 5,000 Mcf/d to participate in NYMEX price upside and sold NYMEX put options on 5,000 Mcf/day at an average strike price of US$3.25/Mcf to offset the net cost of the call spread. For 2016, we have swapped 10,000 Mcf/day at a NYMEX price of US$4.03/Mcf, which represents 4% of our forecasted net gas production after royalties.

The following is a summary of our financial contracts in place at February 5, 2015, expressed as a percentage of our anticipated net production volumes:

	WTI Crude Oil (US$/bbl)(1)		NYMEX Natural Gas (US$/Mcf)
	Jan 1, 2015 – Jun 30, 2015	Jul 1, 2015 – Dec 31, 2015	Jan 1, 2015 – Mar 31, 2015	Apr 1, 2015 – Jun 30, 2015	Jul 1, 2015 – Sep 30, 2015	Oct 1, 2015 – Dec 31, 2015	Jan 1, 2016 – Dec 31, 2016

Downside Protection Swaps
Sold Swaps	$91.86	$93.86	$4.25	$4.21	$3.98	$4.04	$4.03
%	52%	26%	31%	35%	45%	37%	4%
Downside Protection Collars
Purchased Puts	–	–	$4.53	–	–	–	–
%	–	–	12%	–	–	–	–
Sold Calls	–	–	$5.53	–	–	–	–
%	–	–	12%	–	–	–	–
Upside Participation Collars
Sold Puts	$62.23	$62.23	$3.25	$3.25	$3.25	$3.25	–
%	12%	12%	2%	2%	2%	2%	–
Sold Calls	–	–	$5.00	$5.00	$5.00	$5.00	–
%	–	–	2%	2%	2%	2%	–
Purchased Calls	$93.00	$93.00	$4.29	$4.29	$4.29	$4.29	–
%	12%	12%	2%	2%	2%	2%	–

(1)
Based on weighted average price (before premiums), assumed average annual production of 96,500 BOE/day for 2015 and 2016, less royalties and production taxes of 21% in aggregate.

During 2014, we entered into foreign exchange costless collars to hedge a floor exchange rate on a portion of our U.S. dollar denominated oil and natural gas sales and to participate in some upside in the event the Canadian dollar weakened. As of February 5, 2015 we have US$24 million per month hedged for 2015 at an average USD/CDN floor of 1.1088, a ceiling of 1.1845 and a conditional ceiling of 1.1263. Under these contracts, if the monthly foreign exchange rate settles above the ceiling rate the conditional ceiling is used to determine the settlement amount.

ENERPLUS 2014 FINANCIAL SUMMARY      13

ACCOUNTING FOR PRICE RISK MANAGEMENT

Risk Management Gains/(Losses) ($ millions)	2014	2013	2012

Cash gains/(losses):
Crude oil	$7.0	$24.4	$18.4
Natural gas	(3.5)	2.2	–

Total cash gains	$3.5	$26.6	$18.4
Non-cash gains/(losses):
Change in fair value – crude oil	$182.0	$(65.5)	$70.3
Change in fair value – natural gas	48.9	(3.0)	3.3

Total non-cash gains/(losses)	$230.9	$(68.5)	$73.6

Total gains/(losses)	$234.4	$(41.9)	$92.0

(Per BOE)	2014	2013	2012

Total cash gains	$0.09	$0.81	$0.61
Total non-cash gains/(losses)	6.14	(2.09)	2.45

Total gains/(losses)	$6.23	$(1.28)	$3.06

During 2014 we realized cash gains of $7.0 million on our crude oil contracts and cash losses of $3.5 million on our natural gas contracts. In comparison, during 2013 and 2012 we realized cash gains of $24.4 million and $18.4 million, respectively, on our crude oil contracts and $2.2 million and nil, respectively, on our natural gas contracts. The cash gains in each year were due to contracts which provided floor protection above market prices, while cash losses were a result of natural gas prices rising above our fixed price swap positions.

As the forward markets for crude oil and natural gas fluctuate and new contracts are executed and existing contracts are realized, changes in fair value are reflected as either a non-cash charge or gain to earnings. The fair value of our crude oil and natural gas contracts represented net gain positions of $167.2 million and $49.2 million, respectively, at December 31, 2014, and a net loss position of $14.8 million and net gain position of $0.3 million, respectively, at December 31, 2013. The change in fair value of our crude oil and natural gas contracts represented gains of $182.0 million and $48.9 million, respectively, during 2014 and losses of $65.5 million and $3.0 million, respectively, during 2013.

During 2014, we entered into foreign exchange costless collars on our oil and natural gas sales. We recorded total cash gains of $0.7 million and non-cash mark-to-market losses of $8.4 million on these contracts. At December 31, 2014 the fair value of the costless collars was a net loss position of $8.4 million. See Note 16 for details.

Revenues

($ millions)	2014	2013	2012

Oil and natural gas sales	$1,849.3	$1,616.8	$1,365.5
Royalties	(323.1)	(264.3)	(212.2)

Oil and natural gas sales, net of royalties	$1,526.2	$1,352.5	$1,153.3

2014 versus 2013

Oil and natural gas sales revenue increased to $1,849.3 million in 2014 compared to $1,616.8 million in 2013. Oil revenues grew 6% during the year driven by an increase in production, while natural gas sales increased 44% due to higher realized prices and a significant increase in production.

2013 versus 2012

Oil and natural gas sales revenue increased to $1,616.8 million in 2013 compared to $1,365.5 million in 2012 due to higher realized prices and increased production for both crude oil and natural gas.

14      ENERPLUS 2014 FINANCIAL SUMMARY

Royalties and Production Taxes

($ millions, except per BOE amounts)	2014	2013	2012

Royalties	$323.1	$264.3	$212.2
Per BOE	$8.58	$8.06	$7.06
Production taxes	$81.5	$70.4	$56.6
Per BOE	$2.17	$2.15	$1.89

Royalties and production taxes	$404.6	$334.7	$268.8
Per BOE	$10.75	$10.21	$8.95
Royalties and production taxes (% of oil and natural gas sales, net of transportation)	23%	21%	20%

Royalties are paid to government entities, land owners and mineral rights owners. Production taxes include state production taxes, Pennsylvania impact fees, freehold mineral taxes and Saskatchewan resource surcharges.

2014 versus 2013

Royalties and production taxes increased to $404.6 million in 2014 from $334.7 million in 2013 primarily due to increased production from our higher royalty rate U.S. properties. Royalties and production taxes were in line with our guidance for 2014, averaging 23% of oil and natural gas sales (net of transportation).

2013 versus 2012

Royalties and production taxes increased to $334.7 million in 2013 from $268.8 million in 2012 due to increased production from our higher royalty rate U.S. properties. Royalties and production taxes averaged 21% of oil and natural gas sales (net of transportation) in 2013 compared to 20% in 2012.

2015 Guidance

We expect royalty and production taxes in 2015 to average 21% of our oil and gas sales (net of transportation). A significant percentage of our production is from U.S. properties where royalty rates are generally not sensitive to commodity price levels.

Operating Expenses

($ millions, except per BOE amounts)	2014	2013	2012

Operating Expenses	$392.6	$343.4	$319.0
Per BOE	$10.43	$10.48	$10.62

2014 versus 2013

Our 2014 operating expenses totaled $392.6 million ($10.43/BOE) compared to $343.4 million ($10.48/BOE) in 2013. Our 2014 operating costs were slightly above our guidance of $10.25/BOE primarily due to production curtailments of approximately 5,000 BOE/day at our lower operating cost Marcellus properties in the second half of 2014. The impact of these curtailments increased our operating costs on a BOE basis by approximately $0.15/BOE. Non-cash hedging losses on our fixed price electricity swaps also increased our operating expenses for the year.

2013 versus 2012

Our 2013 operating expenses were in line with expectations at $343.4 million ($10.48/BOE) compared to $319.0 million ($10.62/BOE) in 2012. Operating costs improved on a per BOE basis due to increased production from our lower cost properties along with the divestment of non-core properties that had higher operating costs.

ENERPLUS 2014 FINANCIAL SUMMARY      15

2015 Guidance

We are expecting operating expenses of $11.10/BOE in 2015. The increase on a BOE basis is due to estimated production curtailments of 6,000 – 7,000 BOE/day on our Marcellus properties along with the impact of a weaker Canadian dollar on operating costs incurred on our U.S. properties.

Transportation Costs

($ millions, except per BOE amounts)	2014	2013	2012

Transportation costs	$57.2	$39.9	$26.6
Per BOE	$1.52	$1.22	$0.88

Transportation costs for 2014 were $57.2 million ($1.52/BOE) compared to $39.9 million ($1.22/BOE) in 2013 and $26.6 million ($0.88/BOE) in 2012. The increase in transportation costs for 2014 and 2013 relate to our increasing U.S. production and costs associated with securing U.S. pipeline capacity.

Netbacks

The crude oil and natural gas classifications below contain properties according to their dominant production category. These properties may include associated crude oil, natural gas or natural gas liquids volumes which have been converted to the equivalent BOE/day or Mcfe/day and as such, the revenue per BOE or per Mcfe may not correspond with the average selling price under the "Pricing" section of this MD&A. Certain prior period amounts have been reclassified to conform with current period presentation.

	Year ended December 31, 2014
Netbacks by Property Type	Crude Oil	Natural Gas	Total

Average Daily Production	45,225 BOE/day	347,430 Mcfe/day	103,130 BOE/day

Netback(1) $ per BOE or Mcfe	(per BOE )	(per Mcfe )	(per BOE )

Oil and natural gas sales(2)	$78.26	$3.94	$47.61
Royalties and production taxes	(19.78)	(0.61)	(10.75)
Cash operating costs	(12.79)	(1.42)	(10.40)

Netback before hedging	$45.69	$1.91	$26.46

Cash gains/(losses)	0.42	(0.03)	0.09

Netback after hedging	$46.11	$1.88	$26.57

Netback before hedging ($ millions)	$754.3	$241.9	$996.2

Netback after hedging ($ millions)	$761.3	$238.4	$999.7

	Year ended December 31, 2013
Netbacks by Property Type	Crude Oil	Natural Gas	Total

Average Daily Production	43,402 BOE/day	278,346 Mcfe/day	89,793 BOE/day

Netback(1) $ per BOE or Mcfe	(per BOE )	(per Mcfe )	(per BOE )

Oil and natural gas sales(2)	$76.64	$3.57	$48.11
Royalties and production taxes	(18.22)	(0.45)	(10.21)
Cash operating costs	(12.38)	(1.46)	(10.50)

Netback before hedging	$46.04	$1.66	$27.40

Cash gains/(losses)	1.54	0.02	0.81

Netback after hedging	$47.58	$1.68	$28.21

Netback before hedging ($ millions)	$729.4	$168.6	$898.0

Netback after hedging ($ millions)	$753.8	$170.8	$924.6

16      ENERPLUS 2014 FINANCIAL SUMMARY

	Year ended December 31, 2012
Netbacks by Property Type	Crude Oil	Natural Gas	Total

Average Daily Production	40,136 BOE/day	251,773 Mcfe/day	82,098 BOE/day

Netback(1) $ per BOE or Mcfe	(per BOE )	(per Mcfe )	(per BOE )

Oil and natural gas sales(2)	$72.05	$3.04	$44.56
Royalties and production taxes	(16.06)	(0.36)	(8.95)
Cash operating costs	(11.94)	(1.52)	(10.51)

Netback before hedging	$44.05	$1.16	$25.10
Cash gains/(losses)	1.25	–	0.61

Netback after hedging	$45.30	$1.16	$25.71

Netback before hedging ($ millions)	$647.2	$107.1	$754.3

Netback after hedging ($ millions)	$665.6	$107.1	$772.7

(1)
See "Non-GAAP Measures" in this MD&A.
(2)
Net of transportation costs.

Our crude oil properties accounted for 76% of our corporate netback before hedging in 2014 compared to 81% and 86% in 2013 and 2012, respectively.

During 2014 crude oil netbacks per BOE decreased marginally while natural gas netbacks per Mcfe increased primarily due to improved realized prices compared to 2013. Our 2013 crude oil netbacks per BOE and natural gas netbacks per Mcfe increased compared to 2012 primarily due to improved realized prices.

General and Administrative ("G&A") Expenses

Total G&A expenses include cash G&A expenses as well as share based compensation charges related to our long-term incentive plans ("LTI plans") and our stock option plan (see Note 15 for further details). Share based compensation charges are dependent on our share price and can fluctuate from period to period.

($ millions)	2014	2013	2012

Cash:
G&A expense	$83.5	$83.2	$78.3
Share based compensation expense/(recovery)	(1.2)	23.3	5.6
Non-Cash:
Share based compensation expense	13.4	9.2	10.3
Equity swap loss/(gain)	9.3	(5.4)	(0.4)

Total G&A expenses	$105.0	$110.3	$93.8

(Per BOE)	2014	2013	2012

Cash:
G&A expense	$2.22	$2.54	$2.61
Share based compensation expense/(recovery)	(0.03)	0.71	0.18
Non-Cash:
Share based compensation expense	0.36	0.28	0.34
Equity swap loss/(gain)	0.24	(0.17)	(0.01)

Total G&A expenses	$2.79	$3.36	$3.12

ENERPLUS 2014 FINANCIAL SUMMARY      17

2014 versus 2013

Our 2014 cash G&A expenses totaled $83.5 million ($2.22/BOE), beating our guidance of $2.30/BOE and similar to $83.2 million ($2.54/BOE) in 2013. On a per BOE basis, costs decreased by 13% due to higher production volumes in 2014.

Cash share based compensation was a recovery of $1.2 million in 2014 compared to a charge of $23.3 million in 2013. During 2014, our share price decreased by 42% resulting in a recovery of costs previously expensed. A portion of our LTI plans have a performance based multiplier that also decreased due to our relative total return in the Toronto Stock Exchange Oil and Gas Producers Index.

We have hedged a portion of the outstanding cash settled units under our LTI plans. As a result of the decrease in our share price we recorded a non-cash mark-to-market loss of $9.3 million on these hedges in 2014. As of December 31, 2014 we have 950,000 units hedged at a weighted average price of $14.92/share.

2013 versus 2012

Cash G&A expenses were $83.2 million in 2013 compared to $78.3 million in 2012. The increase in 2013 was primarily related to compensation costs and one-time charges recorded in the first quarter. On a per BOE basis costs decreased 3%.

Cash share based compensation was $23.3 million in 2013 compared to $5.6 million in 2012. Higher cash share based compensation in 2013 was the result of our 58% total return in 2013 (share price increase plus dividends) which increased the value of our LTI plans. A portion of our LTI plans have a performance based multiplier that also increased this expense during 2013.

We recorded non-cash gains of $5.4 million in 2013 compared to gains of $0.4 million in 2012 on our equity swaps. At December 31, 2013 we had fixed the settlement cost on 1,130,000 units at a weighted average price of $13.86 per share.

2015 Guidance

For 2015, we expect cash G&A expenses of approximately $2.40/BOE, slightly higher than 2014 on a per BOE basis due to lower production volumes.

Interest Expense

($ millions)	2014	2013	2012

Interest on senior notes and bank facility	$62.2	$56.7	$53.1
Non-cash interest expense	1.6	1.6	1.8

Total interest expense	$63.8	$58.3	$54.9

Interest on our senior notes and bank credit facility in 2014 totaled $63.8 million compared to $58.3 million in 2013 and $54.9 million in 2012. Interest expense increased in 2014 due to the impact of a weaker Canadian dollar on our U.S. dollar denominated interest payments. We also had an increased weighting of senior notes with higher interest rates following our US$200.0 million private placement of senior notes in September 2014 and our $405.0 million private placement of senior notes in May 2012. The proceeds of these note issuances were used to repay lower floating rate bank debt.

Non-cash amounts recorded in interest expense include unrealized gains and losses resulting from the change in fair value of our interest rate swaps and the interest component on our cross currency interest rate swap ("CCIRS"). We have no further interest rate derivatives outstanding at December 31, 2014. See Note 12 for further details.

At December 31, 2014 approximately 93% of our debt was based on fixed interest rates and 7% on floating interest rates, with weighted average interest rates of 5.3% and 2.9%, respectively.

18      ENERPLUS 2014 FINANCIAL SUMMARY

Foreign Exchange

($ millions)	2014	2013	2012

Realized loss	$11.2	$17.6	$6.5
Unrealized loss/(gain)	45.9	(8.3)	(23.7)

Total foreign exchange loss/(gain)	$57.1	$9.3	$(17.2)

We recorded a net foreign exchange loss of $57.1 million in 2014 compared to a loss of $9.3 million in 2013 and gain of $17.2 million in 2012. Our foreign exchange exposure relates to fluctuations in the Canadian to U.S. dollar exchange rate and during 2014 the Canadian dollar weakened approximately 9% against the U.S. dollar.

Realized gains or losses can result from day-to-day transactions denominated in foreign currencies. In addition, our realized foreign exchange loss includes the second quarter CCIRS settlement on our US$175 million senior notes. Each year, upon settlement of the swap, we realized a foreign exchange loss (2014 – $15.8 million, 2013 – $17.8 million, 2012 – $18.4 million) and recognized a corresponding unrealized gain to remove the mark-to-market position previously recorded on the balance sheet. The final settlement of the swap occurred in June 2014.

Unrealized losses include the translation of our U.S. dollar denominated debt and working capital. Unrealized losses increased in the current year due to the weakening of the Canadian dollar against the U.S. dollar.

Capital Investment

($ millions)	2014	2013	2012

Capital spending	$811.0	$681.4	$853.4
Office capital	7.0	6.5	11.9

Sub-total	$818.0	$687.9	$865.3

Property and land acquisitions	$18.5	$244.8	$185.3
Property divestments	(203.6)	(365.1)	(275.8)

Sub-total	$(185.1)	$(120.3)	$(90.5)

Total	$632.9	$567.6	$774.8

2014

Capital spending in 2014 totaled $811.0 million, slightly under our guidance of $830.0 million as spending slowed in the fourth quarter in response to the significant decline in crude oil prices. We continued to focus on our core development areas, spending $343.7 million on our Fort Berthold crude oil properties, $176.6 million on our Canadian crude oil properties, $124.5 million on our deep gas properties in Canada and $158.8 million on our Marcellus assets. Through our capital program in 2014 we added 75 MMBOE of gross proved plus probable reserves, replacing over 200% of our 2014 production.

Property and land acquisitions in 2014 totaled $18.5 million and included several minor acquisitions across our core areas.

Property divestments in 2014 totaled $203.6 million. In Canada we divested of non-core natural gas properties in the Deep Basin area with production of approximately 3,100 BOE/day for proceeds of $91.0 million and recognized the remaining $65.8 million of proceeds on the 2013 sale of our undeveloped Montney acreage. During the first quarter, we sold our gross overriding royalty interest in the Jonah natural gas property in Wyoming with production of approximately 400 BOE/day for proceeds of $44.0 million, after closing adjustments.

On February 18, 2015 we entered into two agreements to sell additional non-core assets with production of approximately 1,900 BOE/day for proceeds of $182.0 million.

2013

Capital spending in 2013 totaled $681.4 million and was focused primarily on our core development areas with 66% targeting oil development. Throughout the year we spent $314.9 million on our Fort Berthold crude oil properties, $172.9 million on our Canadian crude oil properties,

ENERPLUS 2014 FINANCIAL SUMMARY      19

$89.3 million on our deep gas properties in Canada and $78.7 million developing our Marcellus assets. Through our capital program in 2013 we added 76 MMBOE of gross proved plus probable reserves, replacing over 238% of our 2013 production.

Property and land acquisitions in 2013 totaled $244.8 million. The most significant transactions included the additional working interests we acquired in our core Marcellus properties for $157.9 million along with $34.4 million for additional working interests in our Pouce Coupe waterflood property in Canada.

Property divestments in 2013 totaled $365.1 million. In Canada we generated proceeds of $257.5 million from the divestment of non-core assets with production of approximately 2,700 BOE/day. We also sold our undeveloped Montney acreage for proceeds of $131.5 million, of which $65.7 million was recognized in 2013 with the remainder recognized in January 2014. In the U.S. we sold facilities in Fort Berthold for proceeds of $35.2 million and entered into fee based processing and gathering contracts.

2012

Capital spending in 2012 totaled $853.4 million with approximately 70% directed towards oil properties. We spent $441.6 million on our Fort Berthold crude oil property, $168.5 million on our Canadian crude oil properties and $69.5 million on our deep gas properties in Canada. We also spent $153.6 million on our Marcellus assets primarily focused on drilling for lease retention in core areas. Through our capital program in 2012 we added 58 MMBOE of gross proved plus probable reserves, replacing approximately 190% of our 2012 production.

Property and land acquisitions for 2012 totaled $185.3 million, the majority of which related to our December acquisition of additional working interests in our operated Sleeping Giant crude oil leases in Montana for $117.6 million. We also spent $37.0 million on our Marcellus carry obligation which fully satisfied our carry commitment.

Property divestments in 2012 included the sale of our Manitoba assets for proceeds of $218.1 million and non-core assets in the U.S. for proceeds of $21.9 million.

2015 Guidance

As a result of the continued weakness in commodity prices, we are reducing our capital spending to $480 million, approximately 40% below 2014 levels. We plan to defer capital spending across all of our core areas in 2015 to preserve opportunities until we see a significant reduction in costs or an improvement in realized prices.

Depletion, Depreciation, Amortization and Accretion ("DDA&A")

($ millions, except per BOE amounts)	2014	2013	2012

DDA&A expense	$566.7	$593.2	$560.3
Per BOE	$15.06	$18.10	$18.65

DDA&A of property, plant and equipment ("PP&E") is recognized using the unit-of-production method based on proved reserves. The decrease in DDA&A during 2014 was due to significant reserve additions at December 31, 2013 which lowered our depletion rate. The increase in 2013 was mainly due to higher production and capital costs with respect to our U.S. operations.

Impairments

($ millions, except per BOE amounts)	2014	2013	2012

Impairment expense	$–	$–	$781.1
Per BOE	$–	$–	$26.00

Under U.S. GAAP, the impairment test on our oil and natural gas properties is performed using estimated after-tax future net cash flows from proved reserves as calculated based on SEC constant prices using trailing 12-month average commodity prices and discounted at 10 percent ("Standardized Measure"). The Standardized Measure is not related to Enerplus' capital spending investment criteria and is not a fair value based measurement, but rather a prescribed accounting calculation. Under U.S. GAAP impairments are not reversed in future periods.

20      ENERPLUS 2014 FINANCIAL SUMMARY

Enerplus did not record any ceiling test impairments on its oil and natural gas properties in 2014 or 2013. During 2012 non-cash impairments totaling $781.1 million were recorded in the United States cost centre. This impairment was due to capital spending not being fully offset by related increases in the Standardized Measure on our earlier stage U.S. growth assets, along with declines in the trailing 12-month average natural gas price during 2012.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus' impairment test as at December 31, 2014, 2013 and 2012:

Year	WTI Crude Oil US$/bbl	Exchange Rate US$/ CDN$	Edm Light Crude CDN$/bbl	U.S. Henry Hub Gas US$/Mcf	AECO Natural Gas Spot CDN$/Mcf

2014	$94.99	$1.09	$94.84	$4.30	$4.60
2013	96.94	1.03	93.19	3.67	3.16
2012	94.71	1.00	88.33	2.83	2.35

Based on the use of the 12-month average trailing benchmark prices, there is an increased risk of impairment on our oil and natural gas properties if commodity prices fail to recover during 2015.

Marketable Securities

During the first quarter of 2014 we sold the remainder of our publicly listed investments for proceeds of $13.3 million, recognizing a loss of $2.8 million. In 2013 and 2012, we sold the majority of our marketable securities portfolio for proceeds of $2.5 million and $146.9 million, respectively, realizing gains of $0.4 million and $86.5 million, respectively.

Asset Retirement Obligation

In connection with our operations we incur abandonment and reclamation costs related to assets such as surface leases, wells, facilities and pipelines. Total asset retirement obligations included on our balance sheet are based on management's estimate of our net ownership interest, costs to abandon and reclaim and the timing of the costs to be incurred in future periods.

We have estimated the net present value of our asset retirement obligation to be $288.7 million at December 31, 2014 compared to $291.8 million at December 31, 2013. See Note 9 for further information.

We take an active approach to managing our abandonment, reclamation and remediation obligations. During 2014 we spent $19.4 million (2013 – $16.6 million; 2012 – $19.9 million) on our asset retirement obligations and we expect to spend approximately $17.0 million in 2015. Our abandonment and reclamation costs are expected to be incurred over the next 65 years with the majority between 2029 and 2054. We do not reserve cash or assets for the purpose of funding our future asset retirement obligations. Any reclamation or abandonment costs are anticipated to be funded out of cash flow.

Taxes

Income Tax ($ millions)	2014	2013	2012

Current tax expense	$5.0	$7.9	$1.6
Deferred tax expense/(recovery)	132.8	30.7	(274.6)

Total tax expense/(recovery)	$137.8	$38.6	$(273.0)

Our current tax expense is comprised mainly of Alternative Minimum Tax ("AMT") payable with respect to our U.S. subsidiary. We expect to recover AMT in future years as an offset to regular U.S. income taxes otherwise payable.

2014 versus 2013

Our total tax expense in 2014 was $137.8 million compared to $38.6 million in 2013. The increase in tax is primarily related to higher income before taxes in 2014, which increased to $436.9 million from $86.6 million in 2013. The majority of the increase in net income came from our

ENERPLUS 2014 FINANCIAL SUMMARY      21

Canadian operations and related to non-cash mark-to-market gains on our commodity derivatives which increased our deferred tax expense in 2014.

2013 versus 2012

Total tax expense in 2013 was $38.6 million compared to a recovery of $273.0 million in 2012. The increase in tax is primarily related to higher net income in 2013 compared to 2012, which included $781.1 million in non-cash ceiling test impairments in our U.S. cost centre.

2015 Guidance

In 2015, we expect to pay cash taxes (AMT) of less than 1% of U.S. funds flow and do not expect to pay any cash taxes in Canada. These estimates may vary depending on numerous factors including commodity prices, capital spending, tax regulations and acquisition and divestment activity.

Tax Pools

Our estimated tax pools at December 31, 2014 are as follows:

Pool Type ($ millions)	2014

Canada
Canadian oil and gas property expenditures ("COGPE")	$–
Canadian development expenditures ("CDE")	383
Canadian exploration expenditures ("CEE")	235
Undepreciated capital costs ("UCC")	280
Non-capital losses and other credits	441

$1,339

U.S.
Alternative minimum tax credit ("AMT")	$113
Net operating losses	592
Depletable and depreciable assets	1,227

$1,932

Total tax pools and credits	$3,271

Capital losses – Canada	$1,207

Capital losses reflect the balance of unused capital losses available for carry-forward in Canada. These capital losses have an indefinite carry-forward period however can only be used to offset capital gains.

SELECTED ANNUAL CANADIAN AND U.S. FINANCIAL RESULTS

	Year ended December 31, 2014			Year ended December 31, 2013
(millions, except per unit amounts)	Canada	U.S.	Total	Canada	U.S.	Total

Average Daily Production Volumes(1)
Crude oil (bbls/day)	16,667	23,541	40,208	17,862	20,388	38,250
Natural gas liquids (bbls/day)	2,477	1,088	3,565	2,801	671	3,472
Natural gas (Mcf/day)	150,930	205,212	356,142	175,876	112,547	288,423
Total average daily production (BOE/day)	44,299	58,831	103,130	49,976	39,817	89,793
Pricing(2)
Crude oil (per bbl)	$82.21	$86.17	$84.53	$77.67	$89.52	$83.99
Natural gas liquids (per bbl)	55.32	37.53	49.89	55.51	38.64	52.25
Natural gas (per Mcf)	4.20	3.52	3.81	3.01	3.66	3.26
Capital Expenditures
Capital spending	$308.3	$502.7	$811.0	$286.5	$394.9	$681.4
Acquisitions	2.0	16.5	18.5	44.4	200.4	244.8
Dispositions	(154.6)	(49.0)	(203.6)	(323.2)	(41.9)	(365.1)
Netback Before Hedging
Oil and natural gas sales	$807.9	$1,041.4	$1,849.3	$782.3	$834.5	$1,616.8
Royalties	(118.8)	(204.3)	(323.1)	(105.8)	(158.5)	(264.3)
Cash operating expense	(252.9)	(138.4)	(391.3)	(259.9)	(84.3)	(344.2)
Production taxes	(9.2)	(72.3)	(81.5)	(10.1)	(60.3)	(70.4)
Transportation expense	(24.6)	(32.6)	(57.2)	(24.1)	(15.8)	(39.9)

Netback before hedging	$402.4	$593.8	$996.2	$382.4	$515.6	$898.0

Other Expenses
Commodity derivative instruments loss/(gain)	$(234.4)	$–	$(234.4)	$41.9	$–	$41.9
General and administrative expense	79.1	25.9	105.0	92.4	17.9	110.3
Current income tax expense/(recovery)	(0.5)	5.5	5.0	(0.6)	8.5	7.9

(1)
Company interest volumes.
(2)
Net of transportation costs, but before royalties and the effects of commodity derivative instruments.
(3)
General and administrative expense above includes share based compensation.

22      ENERPLUS 2014 FINANCIAL SUMMARY

THREE YEAR SUMMARY OF KEY MEASURES

($ millions, except per share amounts)	2014	2013	2012

Oil and natural gas sales, net of royalties	$1,526.2	$1,352.5	$1,153.3
Net income/(loss)	299.1	48.0	(270.7)
Per share (Basic)	1.46	0.24	(1.38)
Per share (Diluted)	1.44	0.24	(1.38)
Funds flow	859.0	754.2	644.5
Cash and stock dividends(1)	221.1	216.9	301.6
Per share (Basic)(1)	1.08	1.08	1.54
Total assets	4,082.3	3,681.8	3,618.4
Long-term debt, net of cash(2)	1,134.9	1,022.3	1,064.4

(1)
Calculated based on dividends paid or payable. Cash and stock dividends to shareholders per share may not correspond to actual dividends as a result of using the annual weighted average shares outstanding.
(2)
Including current portion of long-term debt.

2014 versus 2013

Oil and natural gas sales, net income and funds flow increased during 2014 due to increased production volumes and higher realized prices. Net income also increased as a result of significant cash and non-cash hedging gains, which totaled $234.4 million in 2014, compared to losses of $41.9 million in 2013.

2013 versus 2012

Oil and gas sales, net income and funds flow improved in 2013 due to increased production volumes and higher realized prices. Net income in 2012 was also impacted by non-cash asset impairment charges.

Cash and stock dividends were lower in 2013 than 2012 due to the reduction in our monthly dividend from $0.18 per month to $0.09 per month, effective July 2012.

QUARTERLY FINANCIAL INFORMATION

	Oil and Natural Gas Sales, Net of	Net	Net Income/(Loss) Per Share
($ millions, except per share amounts)	Royalties	Income/(Loss)	Basic	Diluted

2014
Fourth Quarter	$325.3	$151.7	$0.74	$0.73
Third Quarter	378.3	67.4	0.33	0.32
Second Quarter	414.9	40.0	0.20	0.19
First Quarter	407.7	40.0	0.20	0.19

Total 2014	$1,526.2	$299.1	$1.46	$1.44

2013
Fourth Quarter	$332.4	$29.6	$0.15	$0.15
Third Quarter	365.4	(3.7)	(0.02)	(0.02)
Second Quarter	341.3	38.5	0.19	0.19
First Quarter	313.4	(16.4)	(0.08)	(0.08)

Total 2013	$1,352.5	$48.0	$0.24	$0.24

ENERPLUS 2014 FINANCIAL SUMMARY      23

Oil and natural gas sales, net of royalties, generally increased throughout 2013 and the first half of 2014 due to production growth and increasing realized prices. As commodity prices steadily declined in the second half of 2014, oil and natural gas sales also decreased.

Net income increased in the fourth quarter of 2014 as a result of significant non-cash commodity hedging gains offsetting the decrease in oil and natural gas sales. Net income in 2013 was impacted primarily by fluctuating risk management costs.

LIQUIDITY AND CAPITAL RESOURCES

There are numerous factors that influence how we assess our liquidity and leverage including commodity price cycles, capital spending levels, acquisition and divestment plans and dividend levels. We also assess our leverage relative to our most restrictive debt covenant, which is a Senior Debt to Earnings before Interest, Taxes, Depreciation, Amortization and other non-cash charges ("EBITDA") threshold of 3.5x for a period of up to six months, after which it drops to 3.0x. At December 31, 2014 our Senior Debt to EBITDA ratio was 1.3x and our debt to funds flow ratio was 1.3x. Subsequent to year end, we entered into agreements to sell additional non-core assets, including our Pembina waterflood properties, for proceeds of $182.0 million. We plan to use the proceeds in part to pay down our debt which will improve our liquidity and financial flexibility going into 2015.

Total debt net of cash at December 31, 2014 was $1,134.9 million compared to $1,022.3 million at December 31, 2013. Total debt is comprised of $79.9 million of bank indebtedness and $1,057.0 million of senior notes less $2.0 million in cash. On September 3, 2014 we closed a private placement of US$200.0 million senior unsecured notes with a twelve year amortizing term and a fixed interest rate of 3.79%, the proceeds of which were used to repay our short-term, floating rate bank debt. Consequently, at year end, less than 10% of our senior, unsecured bank credit facility was drawn. The maturities on our senior notes range between 2015 and 2026, with approximately $100 million of scheduled principal repayments during 2015 and none in 2016.

Our working capital deficiency, excluding cash and current deferred financial and tax balances, decreased to $260.5 million at December 31, 2014 from $271.4 million at December 31, 2013. We expect to finance our working capital deficit through funds flow and our bank credit facility.

Our adjusted payout ratio, which is calculated as cash dividends plus capital and office expenditures divided by funds flow, was 118% for 2014 compared to 114% in 2013. Despite the increase in our adjusted payout ratio, we have continued to maintain our financial flexibility through an ongoing focus on cost efficiencies and the success of our non-core asset divestment program. During 2014, we recorded net acquisition and divestment proceeds of $185.1 million and used the funds to finance a portion of our capital spending program. After adjusting for net acquisition and divestment proceeds, our adjusted payout ratios for 2014 and 2013 decrease to 97% and 98%, respectively.

We have a $1.0 billion senior, unsecured, covenant-based bank credit facility that matures on October 31, 2017. Drawn and undrawn fees range between 150 and 315 basis points over Bankers' Acceptance rates, with current drawn fees of 170 basis points. The bank credit facility ranks equally with our senior, unsecured, covenant-based notes. At December 31, 2014 we were in compliance with all covenants under our bank credit facility and outstanding senior notes. Our bank credit facility and senior note purchase agreements have been filed as material documents on our SEDAR profile at www.sedar.com. The following table lists our financial covenants as at December 31, 2014:

Covenant Description		December 31, 2014

Bank Credit Facility:	Maximum Ratio
Senior Debt to EBITDA	3.5 x	1.3 x
Total Debt to EBITDA	4.0 x	1.3 x
Total Debt to Capitalization(1)	50%	26%
Senior Notes:	Maximum Ratio
Senior Debt to EBITDA(2)	3.0x – 3.5 x	1.3x
Maximum debt to consolidated present value of total proved reserves	60%	37%
Minimum Ratio
EBITDA to Interest	4.0 x	14.4 x

Definitions

"Senior debt" is calculated as the sum of drawn amounts on our bank credit facility, outstanding letters of credit and the principal amount of senior notes.

"EBITDA" is calculated as net income less interest, taxes, depletion, depreciation, amortization, accretion and non-cash gains and losses. EBITDA is calculated on a trailing twelve month basis and is adjusted for material acquisitions and divestments.

"Total debt" is calculated as the sum of Senior debt plus subordinated debt. Enerplus currently does not have any subordinated debt.

"Capitalization" is calculated as the sum of Total Debt and Shareholders' Equity plus a $1.1 billion adjustment related to our adoption of U.S. GAAP.

24      ENERPLUS 2014 FINANCIAL SUMMARY

Footnotes

(1)
Upon completion of a material acquisition, the Total Debt to Capitalization maximum ratio may increase to 55% for a period extending to and including the second full fiscal quarter after the completion of the acquisition
(2)
Senior Debt to EBITDA maximum ratio for the Senior Notes may increase to 3.5x for a period of 6 months, after which the ratio decreases to 3.0x

Counterparty Credit

OIL AND NATURAL GAS SALES COUNTERPARTIES

Our oil and natural gas receivables are with customers in the oil and gas business and are subject to normal credit risks. Concentration of credit risk is mitigated by marketing production to numerous purchasers under normal industry sale and payment terms. A credit review process is in place to assess and monitor our counterparties' creditworthiness on a regular basis. This process involves reviewing and ratifying our corporate credit guidelines, assessing the credit ratings of our counterparties and setting exposure limits. When warranted we obtain financial assurances such as letters of credit, parental guarantees or third party insurance to mitigate some of our credit risk. This process is utilized for both our oil and natural gas sales counterparties as well as our financial derivative counterparties.

FINANCIAL DERIVATIVE COUNTERPARTIES

We are exposed to credit risk in the event of non-performance by our financial counterparties regarding our derivative contracts. We mitigate this risk by entering into transactions with major financial institutions, the majority of which are members of our bank syndicate. We have International Swaps and Derivatives Association ("ISDA") agreements in place with the great majority of our financial counterparties. These agreements provide some credit protection by generally allowing parties to aggregate amounts owing to each other under all outstanding transactions and settle with a single net amount in the case of a credit event. To date we have not experienced any losses due to non-performance by our derivative counterparties. At December 31, 2014 we had $246.7 million in mark-to-market assets offset by $13.2 million of mark-to-market liabilities resulting in a net asset position of $233.5 million. The majority of our outstanding derivative contracts are with 11 financial institutions, 7 of which are members of our bank syndicate. All of our derivative counterparties are considered investment grade.

Dividends

($ millions, except per share amounts)	2014	2013	2012

Cash dividends(1)	$199.3	$170.7	$278.0
Stock Dividend Plan	21.8	46.2	23.6

Total dividends to shareholders	$221.1	$216.9	$301.6

Per weighted average share (Basic)	$1.08	$1.08	$1.54

(1)
Includes former Dividend Reinvestment Plan proceeds of $19.2 million in 2012

We reported a total of $221.1 million or $1.08 per share in dividends to our shareholders in 2014. Dividends during 2013 and 2012 were $216.9 million or $1.08 per share and $301.6 million or $1.54 per share, respectively.

Effective September 19, 2014 the Board of Directors elected to suspend the Stock Dividend Plan ("SDP") in an effort to eliminate the dilution associated with the issuance of shares through the plan.

Effective July 20, 2012 we reduced our monthly dividend from $0.18 per share to $0.09 per share.

2015 GUIDANCE

We are reducing the dividend from $0.09 per share to $0.05 per share effective with the April 2015 payment to help maintain our balance sheet strength in both the near and long term. The dividend is an important part of our strategy to create shareholder value and we will continue to monitor commodity prices and economic conditions and are prepared to make adjustments as necessary.

ENERPLUS 2014 FINANCIAL SUMMARY      25

Shareholders' Capital

	2014	2013	2012

Share capital ($ millions)	$3,120.0	$3,061.8	$2,997.7
Common shares outstanding (thousands)	205,732	202,758	198,684
Weighted average shares outstanding – basic (thousands)	204,510	200,567	195,633
Weighted average shares outstanding – diluted (thousands)	207,424	201,404	195,633

During 2014 a total of 2,974,000 shares (2013 – 4,074,000; 2012 – 2,816,000) and $53.2 million of additional equity (2013 – $61.0 million; 2012 – $43.9 million) was issued pursuant to the SDP, our former Dividend Reinvestment Plan ("DRIP") and the stock option plan. For further details see Note 15.

At February 19, 2015 we had 205,920,733 shares outstanding.

On February 8, 2012 we completed a bought deal equity financing of 14,708,500 common shares at a price of $23.45 per share for gross proceeds of $344.9 million ($330.6 million net of issuance costs).

Commitments

As at December 31, 2014 we had the following minimum annual commitments:

		Minimum Annual Commitment Each Year					Total Committed
($ millions)	Total	2015	2016	2017	2018	2019	after 2019

Bank credit facility	$79.9	$–	$–	$79.9	$–	$–	$–
Senior notes(3)	1,057.0	98.9	–	52.2	52.2	82.2	771.5
Transportation commitments	165.5	39.7	29.6	18.8	9.4	7.5	60.5
Processing commitments	58.8	11.4	11.3	10.8	9.3	5.7	10.3
Drilling and completions	19.3	19.3	–	–	–	–	–
Office leases	121.9	12.1	12.4	12.4	12.4	11.3	61.3

Total commitments(1)(2)	$1,502.4	$181.4	$53.3	$174.1	$83.3	$106.7	$903.6

(1)
US$ commitments have been converted to CDN$ using the December 31, 2014 foreign exchange rate of 1.1601.
(2)
Crown and surface royalties, production taxes, lease rentals, and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.
(3)
Interest payments have not been included.

We have various firm sales and transportation contracts in place for up to 16,000 bbls/day of our U.S. oil production through 2017.

We have contracted up to 182 MMcf/day of natural gas pipeline capacity with contract terms that range anywhere from one month to fifteen years.

During 2014, we extended our Canadian office lease by 5 years to 2024. Our U.S. office lease expires in 2019. Annual costs of these lease commitments include rent and operating fees. Our commitments, contingencies and guarantees are more fully described in Note 17.

ENVIRONMENT

We strive to carry out our activities and operations in compliance with all applicable regulations and best industry practices. Our operations are subject to laws and regulations concerning pollution, protection of the environment and the handling of hazardous materials and waste. We set corporate targets and mandates to improve environmental performance and execute environmental initiatives to become more energy efficient and to reduce, reuse and recycle water and minimize waste.

Our Board of Directors' Safety and Social Responsibility ("S&SR") Committee is responsible for review of the policies, performance and continuous improvement of the S&SR management system to ensure that our activities are planned and executed in a safe and responsible manner and to ensure we have adequate systems to support ongoing compliance. We may be subject to environmental and other costs resulting from unknown and unforeseeable environmental impacts arising from our operations. There are inherent risks of spills and pipeline

26      ENERPLUS 2014 FINANCIAL SUMMARY

leaks at our operating sites and clean-up costs may be significant. However, we have active site inspection, corrosion risk management and asset integrity management programs to help minimize this risk. In addition, we carry environmental insurance to help mitigate the cost of releases should they occur.

We intend to continue to improve energy efficiencies and proactively manage our greenhouse gas emissions in compliance with applicable government regulations.

We use the hydraulic fracturing process in our operations. Government and regulatory agencies continue to frame regulations related to this process. We believe we are in compliance with all current government regulations and industry best practices in the U.S. and Canada. Although Enerplus proactively mitigates perceived risks involved in the hydraulic fracturing process, increased capital and operating costs may be incurred if regulations in Canada or the United States impose more stringent compliance requirements surrounding hydraulic fracturing.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with U.S. GAAP requires management to make certain judgments and estimates. Due to the timing of when activities occur compared to the reporting of those activities, management must estimate and accrue operating results and capital spending. Changes in these judgments and estimates could have a material impact on our financial results and financial condition.

Reserves

The process of estimating reserves is critical to several accounting estimates. It requires significant judgments based on available geological, geophysical, engineering and economic data. These estimates may change substantially as data from ongoing development and production activities becomes available, and as economic conditions impacting oil and natural gas prices, operating costs and royalty burdens change. Reserve estimates impact net income through depletion, the determination of decommissioning liabilities and the application of impairment tests. Revisions or changes in reserve estimates can have either a positive or a negative impact on net income.

Asset Retirement Obligation

Management calculates the asset retirement obligation based on estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. The fair value estimate is capitalized to PP&E as part of the cost of the related asset and amortized over its useful life. There are uncertainties related to asset retirement obligations and the impact on the financial statements could be material as the eventual timing and costs for the obligations could differ from our estimates. Factors that could cause our estimates to differ include any changes to laws or regulations, reserve estimates, costs and technology.

Business Combinations

Management makes various assumptions in determining the fair values of any acquired company's assets and liabilities in a business combination. The most significant assumptions and judgments made relate to the estimation of the fair value of the oil and gas properties. To determine the fair value of these properties, we and independent evaluators estimate oil and gas reserves and future prices of crude oil and natural gas.

Derivative Financial Instruments

We utilize derivative financial instruments to manage our exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Fair values of derivative contracts fluctuate depending on the underlying estimate of future commodity prices, foreign currency exchange rates, interest rates and counterparty credit risk.

RECENT U.S. GAAP ACCOUNTING AND RELATED PRONOUNCEMENTS

Refer to Note 2(m) in our Financial Statements for a detailed listing of Standards and Interpretations that were issued but not yet effective at December 31, 2014.

ENERPLUS 2014 FINANCIAL SUMMARY      27

RISK FACTORS AND RISK MANAGEMENT

Commodity Price Risk

Our operating results and financial condition are dependent on the prices we receive for our crude oil, natural gas liquids, and natural gas production. These prices have fluctuated widely in response to a variety of factors including global and domestic demand, weather conditions, the supply and price of imported oil and liquefied natural gas, the production and storage levels of North American natural gas, natural gas liquids and crude oil, political stability, transportation facilities, availability of processing, fractionation and refining facilities, the price and availability of alternative fuels and government regulations.

Any decline in crude oil or natural gas prices may have a material adverse effect on the Corporation's operations, financial condition, borrowing ability, levels of reserves and resources and the level of expenditures for the development of the Corporation's oil and natural gas reserves or resources. Certain oil or natural gas wells may become or remain uneconomic to produce if commodity prices are low, thereby impacting the Corporation's production volumes, or its desire to market its production in unsatisfactory market conditions. Furthermore, the Corporation may be subject to the decisions of third party operators who, independently and using different economic parameters than the Corporation, may decide to curtail production.

We may use financial derivative instruments and other hedging mechanisms to help limit the adverse effects of natural gas and crude oil price volatility. However, we do not hedge all of our production and expect there will always be a portion that remains unhedged. Historically, we have seldom hedged prices more than 24 months in advance. Furthermore, we may use financial derivative instruments that offer only limited protection within selected price ranges. To the extent price exposure is hedged, we may forego the benefits that would otherwise be experienced if commodity prices increase. At February 5, 2015, approximately 38% of our 2015 forecasted crude oil production is hedged at a price of US$92.53/bbl and approximately 40% of our forecasted natural gas production is hedged at a price of US$4.14/bbl. If actual monthly WTI prices fall below US$62.23/bbl in 2015, we are exposed to floating WTI prices below that level on 4,000 bbls/day and our downside protection is limited to US$30.30/bbl (assuming the WTI index falls to $0/bbl) on the volume of put options that were sold, using a weighted average swap price of $92.53/bbl. To date, we have no hedges on our forecasted crude oil production for 2016 and only 4% of our 2016 natural gas production is hedged, exposing substantially all of our earnings to commodity price volatility. Refer to the "Price Risk Management" section for further details on our price risk management program.

Risk of Curtailments in Production

Should we be required to curtail or shut-in production as a result of low commodity prices, environmental regulation or third party operational practices, it could result in a reduction to cash flow and production levels, among other things. In addition, curtailments or shut-ins may cause damage to the reservoir that may prevent us from achieving production and operating levels that were in place prior to the curtailment or shutting-in of the reservoir and may result in additional operating and capital costs for the well to achieve prior production levels.

Risk of Impairment of Oil and Gas Assets

Under U.S. GAAP, the net capitalized cost of oil and gas properties, net of deferred income taxes, is limited to the present value of after-tax future net revenue from proved reserves, discounted at 10%, and based on the unweighted average of the closing prices for the applicable commodity on the first day of the twelve months preceding the issuer's fiscal year-end. The amount by which the net capitalized costs exceed the discounted value will be charged to net income. While these write-downs would not affect cash flow, the charge to earnings may be viewed unfavourably in the market. Based on the use of the 12-month average trailing benchmark prices, there is an increased risk of impairment on our oil and gas properties if commodity prices fail to recover during 2015.

Oil and Gas Reserves and Resources Risk

The value of our company is based on, among other things, the underlying value of our oil and gas reserves and resources. Geological and operational risks along with product price forecasts can affect the quantity and quality of reserves and resources and the cost of ultimately recovering those reserves and resources. Lower crude oil, natural gas liquids, and natural gas prices along with lower development capital spending associated with certain projects may increase the risk of write-downs for our oil and gas property investments. Changes in reporting methodology as well as regulatory practices can result in reserves or resources write-downs.

28      ENERPLUS 2014 FINANCIAL SUMMARY

Each year, independent reserves engineers evaluate the majority of our proved and probable reserves as well as evaluating or auditing most of the resources attributable to a significant portion of our undeveloped land. All reserves information, including our U.S. reserves, has been prepared in accordance with NI 51-101 standards. For U.S. GAAP accounting purposes our proved reserves are estimated to be technically the same as our proved reserves prepared under NI 51-101 and have been adjusted for the effects of SEC constant prices. Independent reserves evaluations have been conducted on approximately 89% of the total proved plus probable value (discounted at 10%) of our reserves at December 31, 2014. McDaniel & Associates Consultants Ltd. ("McDaniel") evaluated 71% of our Canadian reserves and reviewed the internal evaluation completed by Enerplus on the remaining portion. McDaniel also evaluated 100% of the reserves associated with our U.S. crude oil assets. Netherland, Sewell & Associates, Inc. (NSAI) evaluated 100% of our U.S. shale gas assets.

The evaluations of contingent resources associated with our Wilrich and Fort Berthold assets were conducted by Enerplus and audited by McDaniel. NSAI evaluated our Marcellus shale gas contingent resources. The contingent resources assessments associated with a portion of our waterflood properties were completed internally by Enerplus' qualified reserves evaluators.

The Reserves Committee and the Board of Directors has reviewed and approved the reserves and resources reports of the independent evaluators.

Access to Capital Markets

Our access to capital has allowed us to fund a portion of our acquisitions and development capital program through issuance of equity and debt in past years. Continued access to capital is dependent on our ability to optimize our existing assets and to demonstrate the advantages of the acquisition or development program that we are financing at the time as well as investors' view of the oil and gas industry overall.

We are required to assess our "foreign private issuer" status under U.S. securities laws on an annual basis. If we were to lose our status as a "foreign private issuer" under U.S. securities laws, we may have restricted access to capital markets for a period of time until the required approvals are in place from the U.S. Securities and Exchange Commission.

We are listed on the Toronto and New York stock exchanges and maintain an active investor relations program. We provide continuous disclosure and maintain complete and timely public filings. Nonetheless, our continued access to capital markets is dependent on corporate performance and investor perception of future performance (both corporately and for the oil and gas sector in general).

Access to Transportation and Processing Capacity

Market access for crude oil, NGLs and natural gas production in Canada and the United States is dependent on our ability to obtain transportation capacity on third party pipelines and rail as well as access to processing facilities. Newer resource plays, such as the North Dakota Bakken and the Marcellus shale gas, generally experience a sharp production increase in the area which could exceed the existing capacity of the gathering, pipeline, processing or rail infrastructure. While third party pipelines, processors and independent rail operators generally expand capacity to meet market needs, there can be differences in timing between the growth of production and the growth of capacity. There are occasionally operational reasons for curtailing transportation and processing capacity. Accordingly, there can be periods where transportation and processing capacity is insufficient to accommodate all of the production from a given region, causing added expense and/or volume curtailments for all shippers. The assets of the Corporation are concentrated in specific regions with varying levels of government that could limit or ban the shipping of commodities by truck, pipeline or rail. Additionally, the transportation of crude oil by rail may come under closer scrutiny by government regulatory agencies in Canada and the United States. As a result, there may be incremental costs associated with transporting crude oil by rail, and there is a risk that access to rail transport may be constrained, depending upon any changes made to existing rail transport regulations.

We continuously monitor this risk for both the short and longer term through dialogue and review with the third party pipelines and other market participants. Where available and commercially appropriate, given the production profile and commodity, we attempt to mitigate transportation and processing risk by contracting for firm pipeline or processing capacity or using other means of transportation, including rail and truck. We maintain a diverse mix of pipeline, rail and trucking transportation options within our portfolio.

ENERPLUS 2014 FINANCIAL SUMMARY      29

Access to Field Services

Our ability to drill, complete and tie-in wells in a timely manner may be impacted by our access to service providers and supplies. Activity levels in a given area may limit our access to these resources, restricting our ability to execute our capital plans in a timely manner. In addition, field service costs are influenced by market conditions and therefore can become cost prohibitive.

Although we have entered into service contracts for a portion of field services that will secure some of our drilling and fracturing services into 2015, access to field services and supplies in other areas of our business will continue to be subject to market availability.

Title Defects or Litigation

Unforeseen title defects or litigation may result in a loss of entitlement to production, reserves and resources.

Although we conduct title reviews prior to the purchase of assets these reviews do not guarantee that an unforeseen defect in the chain of title will not arise. We maintain good working relationships with our industry partners; however disputes may arise from time to time with respect to ownership of rights of certain properties or resources.

Regulatory Risk & Greenhouse Gas Emissions

Government royalties, environmental laws and regulatory requirements can have a significant financial and operational impact on us. As an oil and gas producer, we operate under federal, provincial, state and municipal legislation and regulation that govern such matters as royalties, land tenure, prices, production rates, various environmental protection controls, well and facility design and operation, income and the exportation of crude oil, natural gas and other products. We may be required to apply for regulatory approvals in the ordinary course of business. To the extent that we fail to comply with applicable government regulations or regulatory approvals, we may be subject to fines, enforcement proceedings and the restriction or complete revocation of rights to conduct our business.

Government regulations may be changed from time to time in response to economic or political conditions. Additionally, our entry into new jurisdictions or adoption of new technology may attract additional regulatory oversight which could result in higher costs or require changes to proposed operations. Canadian and U.S. governments have enhanced their oversight and reporting obligations associated with fracturing procedures and increased their scrutiny of the usage and disposal of chemicals and water used in fracturing procedures and. Additionally, various levels of Canadian and U.S. governments are considering or have implemented legislation to reduce emissions of greenhouse gases, including volatile organic compounds ("VOC").The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations could negatively impact the development of oil and gas properties and assets, reduce demand for crude oil and natural gas or impose increased costs on oil and gas companies including taxes, fees or other penalties.

Although we have no control over these regulatory risks, we continuously monitor changes in these areas by participating in industry organizations, conferences, exchanging information with third party experts and employing qualified individuals to assess the impact of such changes on our financial and operating results.

Specifically with respect to regulations for the reduction of greenhouse gas emissions, the Canadian federal government continues to seek alignment for the regulations to be issued in Canada with those of the United States. Accordingly, while we continue to prepare to meet the potential requirements, the actual cost impact and its materiality to our business remains uncertain.

Production Replacement Risk

Oil and natural gas reserves naturally deplete as they are produced over time. Our ability to replace production depends on our success in acquiring new land, reserves and/or resources and developing existing reserves and resources. Acquisitions of oil and gas assets will depend on our assessment of value at the time of acquisition and ability to secure the acquisitions generally through a competitive bid process.

Acquisitions and our development capital program are subject to investment guidelines, due diligence and review. Major acquisitions and our annual capital development budget are approved by the Board of Directors and where appropriate, independent reserve engineer evaluations are obtained.

30      ENERPLUS 2014 FINANCIAL SUMMARY

Health, Safety and Environmental Risk ("HSE")

Health, safety and environmental risks impact our workforce and operating costs and result in the enhancement of our business practices and standards. Certain government and regulatory agencies in Canada and the United States have begun investigating the potential risks associated with hydraulic fracturing including the risk of induced seismicity with the injection of fluid into any reservoir. We expect regulatory frameworks will be amended or continue to emerge in this regard. Although Enerplus proactively mitigates perceived risks involved in the hydraulic fracturing process, increased capital and operating costs may be incurred if regulations in Canada or the United States impose more stringent compliance requirements surrounding hydraulic fracturing. The impact of such changes on our business could increase our cost of compliance and the risk of litigation and environmental liability.

Enerplus has established an S&SR team that develops standards and systems to manage health, safety and environmental risks, regulatory compliance and stakeholder engagement for the organization. The actions of the S&SR team are driven in part by a steering committee which is comprised of executives and senior management. All S&SR risks are reviewed regularly by the S&SR committee which is comprised of members of the Board of Directors. The Corporation carries insurance to cover a portion of its property losses, liability and business interruption. At present, the Corporation believes that it is, and expects to continue to be, in compliance with all material applicable environmental laws and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet its ongoing environmental obligations.

Counterparty and Joint Venture Credit Exposure

We are subject to the risk that the counterparties to our risk management contracts, marketing arrangements and operating agreements and other suppliers of products and services may default on their obligations as a result of liquidity requirements or insolvency. Low oil and natural gas prices increase the risk of bad debts related to our joint venture and industry partners. A failure of our counterparties to perform their financial or operational obligations may adversely affect our operations and financial position.

A credit review process is in place to assess and monitor our counterparties' credit worthiness on a regular basis. This includes reviewing and ratifying our corporate credit guidelines, assessing the credit ratings of our counterparties and setting exposure limits. When warranted we attempt to obtain financial assurances such as letters of credit, parental guarantees, or third party insurance to mitigate our counterparty risk. In addition, we monitor our receivables against a watch list of publicly traded companies that have high debt-to-cash flow ratios or fully drawn bank facilities and, where possible, take our production in kind rather than relying on third party operators. In certain instances we may be able to aggregate all amounts owing to each other and settle with a single net amount.

See the "Liquidity and Capital Resources" section for further information.

Foreign Currency Exposure

We have exposure to fluctuations in foreign currency as most of our senior notes are denominated in U.S. dollars. Our U.S. operations are directly exposed to fluctuations in the U.S. dollar when translated to our Canadian dollar denominated financial statements. We also have indirect exposure to fluctuations in foreign currency as our crude oil sales and a portion of our natural gas sales are based on U.S. dollar indices. Our oil and gas revenues are positively impacted when the Canadian dollar weakens relative to the U.S. dollar. However our U.S. capital spending and U.S. debt repayment is negatively impacted with a weak Canadian dollar.

We have hedged our foreign currency exposure on our US$54 million and a portion of our US$225 million senior notes using financial swaps that convert the U.S. denominated debt to Canadian dollar debt. We have also entered into foreign exchange costless collars on our oil and gas sales to hedge a floor exchange rate on a portion of our U.S. dollar denominated oil and natural gas sales. These collars have ceilings at an average USD/CDN rate of 1.1845, calculated monthly. If we exceed the ceiling foreign exchange rate during a given month, we are knocked back to an average conditional ceiling of 1.1263. Despite these foreign exchange instruments, much of our U.S. dollar exposure remains unhedged.

Interest Rate Exposure

We have exposure to movements in interest rates and credit markets as changing interest rates affect our borrowing costs and value of investments such as our shares as well as other equity investments.

We monitor the interest rate forward market and have fixed the interest rate on approximately 93% of our debt through our senior notes.

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Changes in Income Tax and Other Laws

Income tax, other laws or government incentive programs relating to the oil and gas industry may be changed in a manner that adversely affects us or our security holders. Canadian, U.S. and foreign tax authorities may interpret applicable tax laws, tax treaties or administrative positions differently than we do or may disagree with how we calculate our income for tax purposes in a manner which is detrimental to us and our security holders.

We monitor developments with respect to pending legal changes and work with the industry and professional groups to ensure that our concerns with any changes are made known to various government agencies. We obtain confirmation from independent legal counsel and advisors with respect to the interpretation and reporting of material transactions.

Funds Flow Sensitivity

The sensitivities below reflect all commodity contracts listed in Note 16 and are based on forward markets as at February 5, 2015. To the extent crude oil and natural gas prices change significantly from current levels, the sensitivities will no longer be relevant.

Sensitivity Table	Estimated Effect on 2015 Funds Flow per Share(1)

Change of $0.50 per Mcf in the price of NYMEX natural gas	$0.18
Change of US$5.00 per barrel in the price of WTI crude oil	$0.27
Change of 1,000 BOE/day in production	$0.03
Change of $0.01 in the USD/CDN exchange rate	$0.02
Change of 1% in interest rate	$0.01

(1)
Assumes 205.9 million weighted average shares outstanding.

2015 GUIDANCE

A summary of our 2015 guidance is below. This guidance includes the sale of non-core assets with production of approximately 1,900 BOE/day and is based on a WTI price of US$55/bbl, NYMEX of US$2.75/Mcf, AECO of $2.50/GJ and a USD/CDN exchange rate of 1.25. This guidance does not include any other potential acquisitions or divestments.

Summary of 2015 Expectations	Target

Average annual production	93,000 – 100,000 BOE/day
Marcellus annual average production curtailments	6,000 – 7,000 BOE/day
Crude oil and liquids (% of annual average production)	42% – 44%
Capital spending	$480 million
Royalties, including state fees (% of gross sales, net of transportation)	21%
Operating costs	$11.10/BOE
Cash G&A expenses	$2.40/BOE
U.S. Cash taxes (% of U.S. funds flow)	<1%

INTERNAL CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and internal control over financial reporting as defined in Rule 13a – 15 under the U.S. Securities Exchange Act of 1934 and as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Enerplus Corporation have concluded that, as at December 31, 2014, our disclosure controls and procedures and internal control over financial reporting were effective. There were no changes in our internal control over financial reporting during the period beginning on October 1, 2014 and ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

32      ENERPLUS 2014 FINANCIAL SUMMARY

ADDITIONAL INFORMATION

Additional information relating to Enerplus, including our current Annual Information Form, is available under our profile on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and at www.enerplus.com.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking information"). The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this MD&A contains forward-looking information pertaining to the following: expected 2015 average production volumes and the anticipated production mix; the proportion of our anticipated oil and gas production that is hedged and the effectiveness of such hedges in protecting our funds flow; the proportion and average production volumes associated with operator-led curtailments in the Marcellus; the results from our drilling program and the timing of related production; oil and natural gas prices and differentials and our commodity risk management programs in 2015 and in the future; expectations regarding our realized oil and natural gas prices; future royalty rates on our production and future production taxes; anticipated cash and non-cash G&A, share based compensation and financing expenses; operating costs; capital spending levels in 2015 and its impact on our production level and land holdings; our ability to reallocate funds within our 2015 capital program; potential future asset impairments; the amount of our future abandonment and reclamation costs and asset retirement obligations; future environmental expenses; our future royalty and production and U.S. cash taxes; deferred income taxes, our tax pools and the time at which we may pay Canadian cash taxes; future debt and working capital levels and debt-to-funds-flow ratio and adjusted payout ratio, financial capacity, liquidity and capital resources to fund capital spending and working capital requirements; our future acquisitions and dispositions, expecting timing thereof and use of proceeds therefrom; and the amount of future cash dividends that we may pay to our shareholders.

The forward-looking information contained in this MD&A reflects several material factors, expectations and assumptions including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; that lack of adequate infrastructure will not result in further curtailment of production and/or reduced realized prices; current commodity price and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve and resource volumes; the continued availability of adequate debt and/or equity financing and funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; the continued availability and sufficiency of our funds flow and availability under our bank credit facility to fund our working capital deficiency; the availability of third party services; and the extent of our liabilities. In addition, our 2015 guidance contained in this MD&A is based on the following: a WTI price of US$55/bbl, a NYMEX price of US$2.75/Mcf, an AECO price of $2.50/GJ and a CDN/USD exchange rate of 1.25. We believe the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this MD&A is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: changes in commodity prices; changes in realized prices of Enerplus' products; changes in the demand for or supply of our products; unanticipated operating results, results from our capital spending activities or production declines; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inaccurate estimation of our oil and gas reserve and resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks and contingencies described under "Risk Factors and Risk Management" in this MD&A and in our other public filings).

The purpose of our funds flow sensitivity is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking information contained in this MD&A speaks only as of the date of this MD&A, and we do not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws.

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